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                          July 10, 2023

       Richard Eiswirth, Jr.
       President and Chief Executive Officer
       ALIMERA SCIENCES INC
       6310 Town Square, Suite 400
       Alpharetta, GA 30005

                                                        Re: ALIMERA SCIENCES
INC
                                                            Registration
Statement on Form S-3
                                                            Filed June 30, 2023
                                                            File No. 333-273090

       Dear Richard Eiswirth, Jr. :

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Cindy
Polynice at 202-551-9707 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Keith Scherer, Esq.